ULTRAPETROL (Bahamas) Ltd.

Second Quarter 2016

Earnings Call Presentation

August 26, 2016

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2015
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
2Q 2016 vs. 2Q 2015

($000's)	Six months ended June 30, 2016	Six months ended June 30, 2015	Difference	% Change	2Q 16	2Q 15	Difference	% Change
Revenues	**$140,777**	**$180,667**	**($39,890)**	**-22%**	**$73,680**	**$96,094**	**($22,414)**	**-23%**
Adjusted EBITDA per segment								
River Business	$13,396	$9,398	3,998	43%	$6,416	$6,177	239	4%
Offshore Supply Business	$16,027	$24,006	(7,979)	-33%	$7,002	$11,450	(4,448)	-39%
Ocean Business	($229)	($124)	(105)	-85%	($414)	($1,485)	1,071	72%
Total Segment Adjusted EBITDA	**29,194**	**33,280**	**(4,086)**	**-12%**	**13,004**	**16,142**	**(3,138)**	**-19%**
Financial income and Foreign Currency Exchange	(1,159)	(194)	(965)		$773	$1,705	(932)	
Adjusted EBITDA [(1)]	**$28,035**	**$33,086**	**($5,051)**	**-15%**	**$13,777**	**$17,847**	**($4,070)**	**-23%**
Net (loss) as reported	**($29,911)**	**($11,500)**	**($18,411)**		**($12,811)**	**($6,393)**	**($6,418)**	
EPS as reported (In $ per share)	**($0.21)**	**($0.08)**			**($0.09)**	**($0.05)**		
Adjusted net (loss)	**($30,982)**	**($11,588)**	**($19,394)**		**($13,300)**	**($7,144)**	**($6,156)**	
Adjusted EPS (In $ per share)	**($0.22)**	**($0.08)**			**($0.09)**	**($0.05)**		

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
Market Dynamics



- **Low commodity prices and barge oversupply in the Hidrovia continue to weigh on transport demand, partially offset by a considerable recovery for Soybean prices during 2Q 2016:**
  - **9% increase in soybean prices on average ($355 / TN in 2Q 15 vs. $388 / TN in 2Q 16).**
  - **5% drop in iron ore prices on average ($58 / TN in 2Q 15 vs. $55 / TN in 2Q 16).**
  - **16% drop in total industry freight price in 2Q 16 compared to 2Q 15.**

Paraguay Seeded Area & Production Growth (1)



Seeded Area
Production
Million Has. & Tons
10.0
8.0
6.0
4.0
2.0
0.0
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 (P) 2017 (P)
2.4 3.6
2.4 5.6
2.6 6.0
2.5 3.6
2.7 6.5
2.9 7.1
3.0 4.0
3.2 8.2
3.3 8.2
3.2 8.1
3.4 9.0
3.5 9.2

Soybean Prices ($ per Metric Ton) (2)



560
473
497
546
369
379
352
324
327
421
390
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16

Corumba Area Iron Ore Production Growth (3)



Production (In Million Tons)
8
6
4
2
0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 (P)
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
7.0
5.8
4.5
2.3

Iron Ore Prices ($ per Dry Metric Ton) (2)



115
136
93
80
63
52
46
56
51
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16

(1) Source: USDA Foreign Agricultural Service, Soybean – Updated August 18, 2016
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings – Annualized 1H 2016

River Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS			
INITIATIVE	KPI		2Q 16 vs. 2Q 15 Variation
Increase asset utilization	Revenue (excluding fuel adjustment) / net book value	✓	1.6 pp increase in asset utilization
Improve transit times	Average barge transit time	✓	8.7% decrease in transit times
Reduce costs per ton transported	Total cost per ton (at constant fuel prices)	✓	17.2% decrease in costs
Streamline operations to increase reliability	Weighted average quarterly pushboat offhire days	✗	36% increase offhire days

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Market Dynamics



- Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($59 / bbl in 2Q 15 vs. $46 / bbl in 2Q 16, 22% drop).
- Contract assignments pending Petrobras BOD approval.
- Initial progress on REB rights.
- One year contract extensions for our *UP Safira* and *UP Opal*, with rate discounts of 11% and 12%, respectively.
- One year extension granted for our *RSV UP Coral*. It will continue operations at its current rate until August 24, 2017.

Historical Crude Oil Prices (1)



90.73
60.29
47.81
33.62
49.10
120
100
80
60
40
20
0
USD / Bbl
Aug 27, 2014
Dec 03, 2014
Mar 09, 2015
Jun 12, 2015
Sep 14, 2015
Dec 17, 2015
Mar 24, 2016
Jun 30, 2016

North Sea Average Spot Rates (2)



GBP / Day
30,000
25,000
20,000
15,000
10,000
5,000
0
16,014
8,459
16,108
27,938
8,502
11,409
14,432
9,949
4,886
4,455
5,340
11,365
Jun-12
Feb-13
Oct-13
Jun-14
Feb-15
Oct-15
Jun-16

Historical BRL/USD Exchange Rate (3)



4.5
4
3.5
3
2.5
2
3.14
3.80
3.91
3.81
3.98
4.00
3.72
3.62
3.55
3.60
3.39
6/30/2015
9/30/2015
12/31/2015
3/31/2016
6/30/2016

Total Petrobras Oil Production in Brazil (4)



2,300
2,200
2,100
2,000
1,900
1,800
1,700
BDP ('000s)
Jun-13
Dec 13
Jun-14
Dec 14
Jun-15
Dec-15
Jun-16

(1) Source: http://www.investing.com/commodities/crude-oil-historical-data
(2) Source: Seabreeze, June 2016.
(3) Source: Banco Central do Brasil
(4) Source: Petrobras

Offshore Supply Business
Market Dynamics

%Rig Utilization (1)



95
90
85
80
75
70
65
60
07/15 09/15 11/15 01/16 03/16 05/16 07/16
U.S. Gulf of Mexico
South America
Europe/Mediterranean Sea

North Sea Average Spot Rates - PSVs>900m², GBP (2)



GBP / Day
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
+101%
3,692
7,433
2Q 2015
2Q 2016

%Rig Utilization (1)



100
95
90
85
80
75
70
65
60
55
50
45
40
07/15 09/15 11/15 01/16 03/16 05/16 07/16
West Africa
Middle East
Asia/Australia (excludes India)

Unemployed PSVs - World Count (1)



600
500
400
300
200
100
0
+202%
184.0
555.0
June 2015
June 2016

(1) Source: Maersk Market Report, July 2016.
(2) Source: Seabreeze, July 2016.

Offshore Supply Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS		
INITIATIVE	KPI	2Q 16 vs. 2Q 15 Variation
▪ Protect revenue stream	▪ Revenue / calendar days	✖ ▪ 18.1% decrease in revenue per day (1)
▪ Minimize unplanned off-hire days	▪ Offhire days / calendar days	✖ ▪ 27.0 pp increase in offhire days (2)
▪ Cost Reduction	▪ Running cost / calendar days	✔ ▪ 39.3% decrease in costs (3)

(1) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 29.5% increase.
(2) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 5.4pp decrease.
(3) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 9.8% decrease.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Business Update & KPIs

TANKERS - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 16 vs. 2Q 15 Variation
Protect revenue stream	Revenue / calendar days	✓ 2.9% increase revenue per day
Minimize unplanned off-hire days	Offhire days / calendar days	✓ 5.0 pp decrease offhire

CONTAINER FEEDER SERVICE - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 16 vs. 2Q 15 Variation
Increase turns	Average number of turns per quarter	✓ 32.0% increase turns

Ultrapetrol
Balance Sheet

($000's)	At June 30, 2016 (Unaudited)	At December 31, 2015	% Change
ASSETS			
Cash & Cash Equivalents	$45,595	$45,193	1%
Accounts Receivables	35,381	32,655	8%
Operating supplies and inventories	14,952	16,947	-12%
Restricted cash	6,471	10,779	-40%
Other Current Assets	27,381	26,159	5%
Vessels and Equipment, Net	671,644	669,087	0%
Non-current Other Receivables	24,903	21,500	16%
Non-current Restricted Cash	1,472	1,472	0%
Other Non-current Assets	11,934	14,697	-19%
TOTAL ASSETS	**$839,733**	**$838,489**	**0%**
LIABILITIES			
Accounts Payable	39,634	29,391	35%
Accrued Interest	23,422	11,454	104%
Current Portion of Long-term Financial Debt(1)	445,664	452,721	-2%
Other Current Liabilities	23,010	21,964	5%
Deferred Income Tax Liability	14,005	10,562	33%
Non-current Other Payables	13,486	2,783	385%
UPB Shareholder's Equity	280,512	309,614	-9%
TOTAL LIABILITIES AND EQUITY	**$839,733**	**$838,489**	**0%**

(1) Net of Debt Issuance costs.

Thank You

Q & A

Appendix

Appendix
River Business - 2Q 2016 vs. 2Q 2015

FINANCIAL HIGHLIGHTS RIVER ($000's)	Six months ended June 30, 2016	Six months ended June 30, 2015	Diff	% Change	2Q 16	2Q 15	Diff	% Change
Revenues	73,364	91,968	(18,604)	-20%	39,183	53,038	(13,855)	-26%
Voyage and Manufacturing Expenses	(23,931)	(40,767)	16,836	-41%	(12,006)	(24,201)	12,195	-50%
Gross Margin	**49,433**	**51,201**	**(1,768)**	**-3%**	**27,177**	**28,837**	**(1,660)**	**-6%**
Running Costs	(23,238)	(30,795)	7,557	-25%	(13,073)	(16,894)	3,821	-23%
Administrative and commercial expenses	(13,018)	(10,634)	(2,384)	22%	(7,969)	(5,487)	(2,482)	45%
Other operating income	431	134	297	222%	420	37	383	1035%
Investment in Affiliates	(13)	(309)	296	-96%	(40)	(216)	176	-81%
Yard EBITDA from Touax Sale	(199)	(198)	(1)	1%	(99)	(99)	-	0%
Other net	-	(1)	1		-	(1)	1	
Segment Adjusted EBITDA	**13,396**	**9,398**	**3,998**	**43%**	**6,416**	**6,177**	**239**	**4%**

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $14.0 million from $53.0 million in 2Q 15, mostly related to six barges sold at our Shipyard in 2Q 15 compared to none in the same period 2016 and 16% lower average freight rates over that period.**
- **Net Tons transported increased approximately 3% in 2Q 16, as compared to the same period last year and 10% when referring to gross tons transported before any revenue recognition adjustment**
- **Voyage and Manufacturing expenses decreased $12.2 million in 2Q 16 from $24.2 million in 2Q 15, mainly related to costs incurred during 2Q 15 in the construction of barges for third parties in our shipyard along with significant lower operational costs driven by lower fuel prices and savings derived from the new operational model implemented during 2015.**
- **Running costs decreased $3.8 million in 2Q 16 compared to $16.9 million in 2Q 15, mainly attributable to a decrease in crew expenses on account of a reduced headcount and the devaluation of the Argentine peso, savings in repairs and maintenance expenses of our *Paraná Iron* and lower insurance costs of our barge fleet.**

Appendix (cont'd)
Offshore Supply Business - 2Q 2016 vs. 2Q 2015

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Six months ended June 30, 2016	Six months ended June 30, 2015	Diff	% Change	2Q 16	2Q 15	Diff	% Change
Revenues	42,300	56,400	(14,100)	-25%	21,979	26,843	(4,864)	-18%
Voyage Expenses	(3,630)	(1,749)	(1,881)	108%	(1,850)	(100)	(1,750)	1750%
Running Costs	(14,577)	(24,725)	10,148	-41%	(7,491)	(12,351)	4,860	-39%
Administrative and commercial expenses	(9,138)	(5,940)	(3,198)	54%	(5,661)	(2,956)	(2,705)	92%
Other operating income	1,057	5	1,052	21040%	21	-	21	
Net gain on derivatives	-	-	-		-	1	(1)	
Other net	15	15	-	0%	4	13	(9)	-69%
Segment Adjusted EBITDA	16,027	24,006	(7,979)	-33%	7,002	11,450	(4,448)	-39%

- In 2Q 16, revenues decreased $4.9 million, or 18%, related to the contract cancellation by Petrobras in September 2015 of our *UP Amber*, *UP Pearl* and *UP Esmeralda* and the blocking of our *UP Turquoise*, and a reduction in revenues of the rest of our PSV fleet related to an average 14% devaluation of the Brazilian real between the second quarter of 2015 and the same period of 2016; partially offset by an increase in revenues of our RSV *UP Coral*, which entered into a long-term charter with Petrobras on August 5, 2015.
- Voyage Expenses increased $1.7 million in 2Q 16 as compared to 2Q 15, mainly related to the payment of our contractor of our *RSV UP Coral*, partially offset by the Brazilian real devaluation.
- Running Costs for 2Q 16 decreased $4.9 million mostly due to our *UP Jasper* and *UP Agate*, which were laid up in the North Sea, our *UP Esmeralda*, *UP Amber*, *UP Pearl* and *UP Turquoise*, which were laid-up in Brazil, and the decrease in costs across the rest of our fleet, mostly related to the devaluation of the Brazilian real; partially offset by an increase related to our *RSV UP Coral*.

Appendix (cont'd)
Ocean Business - 2Q 2016 vs. 2Q 2015

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Six months ended June 30, 2016	Six months ended June 30, 2015	Diff	% Change	2Q 16	2Q 15	Diff	% Change
Revenues	$25,113	$32,299	($7,186)	-22%	$12,518	$16,213	($3,695)	-23%
Voyage Expenses	(11,389)	(11,298)	(91)	1%	(5,942)	(6,277)	335	-5%
Running Costs	(11,099)	(16,658)	5,559	-33%	(5,394)	(8,535)	3,141	-37%
Gross Profit Constribution	**2,625**	**4,343**	**(1,718)**	**-40%**	**1,182**	**1,401**	**(219)**	**-16%**
Administrative and commercial expenses	(3,241)	(3,362)	121	-4%	(1,764)	(1,824)	60	-3%
Other operating income (expenses)	387	(1,146)	1,533		168	(1,090)	1,258	
Other net	-	41	(41)		-	28	(28)	
Segment Adjusted EBITDA	**(229)**	**(124)**	**(105)**	**85%**	**(414)**	**(1,485)**	**1,071**	**-72%**

- **Revenues for 2Q 16 decreased $3.7 million mainly due to the sale of our *Amadeo*, *Miranda I* and *Alejandrina*, which were delivered to buyers on May 29, 2015, July 16, 2015, and March 7, 2016, respectively, and to the drydocking of our *Austral* during the second quarter of 2016; partially offset by our bareboat chartered vessel *Mentor*, which entered into operation on July 1, 2015, and by the faster rotation of our container feeder business.**
- **Voyage Expenses decreased $0.4 million in 2Q 16 as compared to 2Q 15, which is primarily attributable to lower fuel expenses related to our container feeder vessels.**
- **Running costs decreased $3.1 million in 2Q 16, as compared to the same period of 2015, mostly as a result of our sold vessels *Amadeo* and *Alejandrina* and lower crew costs related to our container feeder vessel *Austral* associated with the devaluation of the Argentine peso.**

Appendix (cont'd)
Quarter-on-Quarter Selected Statement of Operation Data

($000's)	Three months ended June 30, 2016	Three months ended June 30, 2015	% Change	2Q 16	2Q 15
Revenues					
Attributable to River Business	$73,364	$91,968	-20%	$39,183	$53,038
Attributable to Offshore Supply Business	$42,300	$56,400	-25%	$21,979	$26,843
Attributable to Ocean Business	$25,113	$32,299	-22%	$12,518	$16,213
Total revenues	**140,777**	**180,667**	**-22%**	**73,680**	**96,094**
Voyage expenses					
Attributable to River Business	(23,931)	(40,767)	-41%	(12,006)	(24,201)
Attributable to Offshore Supply Business	(3,630)	(1,749)	108%	(1,850)	(100)
Attributable to Ocean Business	(11,389)	(11,298)	1%	(5,942)	(6,277)
Total voyage expenses	**(38,950)**	**(53,814)**	**-28%**	**(19,798)**	**(30,578)**
Running costs					
Attributable to River Business	(23,238)	(30,795)	-25%	(13,073)	(16,894)
Attributable to Offshore Supply Business	(14,577)	(24,725)	-41%	(7,491)	(12,351)
Attributable to Ocean Business	(11,099)	(16,658)	-33%	(5,394)	(8,535)
Total running costs	**(48,914)**	**(72,178)**	**-32%**	**(25,958)**	**(37,780)**
Amortization of Dry Dock & Intangible Assets	(5,068)	(4,447)	14%	(2,680)	(2,448)
Depreciation of Vessels and Equipment	(19,673)	(20,917)	-6%	(9,784)	(10,413)
Administrative and commercial expenses	(25,397)	(19,936)	27%	(15,394)	(10,267)
Other operating income	1,875	(1,007)		609	(1,053)
Operating (loss) profit	**$4,650**	**$8,368**	**-44%**	**$675**	**$3,555**
Attributable to River Business	375	(3,808)		(51)	(558)
Attributable to Offshore Supply Business	6,475	14,794	-56%	2,180	6,734
Attributable to Ocean Business	(2,200)	(2,618)	-16%	(1,454)	(2,621)
Segment Adjusted EBITDA					
Attributable to River Business	13,396	9,398	43%	6,416	6,177
Attributable to Offshore Supply Business	16,027	24,006	-33%	7,002	11,450
Attributable to Ocean Business	(229)	(124)	85%	(414)	(1,485)
Financial Income	-	-		-	2
Other financial expense	(1,159)	(194)	497%	773	1,703
Adjusted EBITDA	**$28,035**	**$33,086**	**-15%**	**$13,777**	**$17,847**

Appendix (cont'd)

Quarter-on-Quarter Income Statement

($000's)	Six months ended June 30, 2016	Six months ended June 30, 2015	2Q 16	2Q 15
Revenues	$140,777	$180,667	$73,680	$96,094
Voyage Expenses	(38,950)	(53,814)	(19,798)	(30,578)
Running Costs	(48,914)	(72,178)	(25,958)	(37,780)
Depreciation and amortization	(24,741)	(25,364)	(12,464)	(12,861)
Administrative and commercial expenses	(25,397)	(19,936)	(15,394)	(10,267)
Other operating income	1,875	(1,007)	609	(1,053)
Operating income (loss)	**$4,650**	**$8,368**	**$675**	**$3,555**
Financial expense and other Financial expenses	(28,594)	(16,673)	(12,230)	(8,418)
Other Financial expenses	(1,159)	(194)	773	1,703
Net Gains (Losses) on Derivatives, net	-	-	-	-
Investment in Affiliates	(13)	(309)	(40)	(216)
Other, net	15	55	4	43
Income Taxes	(4,810)	(2,747)	(1,993)	(3,060)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($29,911)**	**($11,500)**	**($12,811)**	**($6,393)**
EPS (In USD)	($0.21)	($0.08)	($0.09)	($0.05)
Adjusted EBITDA	**$28,035**	**$33,086**	**$13,777**	**$17,847**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(872)	110	(390)	(652)
Yard Ebitda from Touax Sale	(199)	(198)	(99)	(99)
Adjusted net income (loss)	**($30,982)**	**($11,588)**	**($13,300)**	**($7,144)**
Adjusted EPS (In $)	**($0.22)**	**($0.08)**	**($0.09)**	**($0.05)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)
Accumulated Cash Flow and EBITDA Reconciliation

($000's)	Six months ended jun-16	Six months ended jun-15
Total cash flows provided by operating activities	16,797	8,932
Total cash flows (used in) investing activities	(1,013)	(16,860)
Total cash flows (used in) provided by from financing activities	(15,382)	2,599
Net cash provided by operating activities	$ 16,797	$ 8,932
Plus		
Adjustments		
Increase / Decrease in operating assets and liabilities	(11,071)	5,093
Expenditure for dry docking	2,243	3,433
Income Taxes	4,810	2,747
Financial Expenses	17,036	16,673
Allowance for doubtfull accounts	92	(194)
Yard Ebitda from Touax Sale	(199)	(198)
Other adjustments	(1,673)	(3,400)
Adjusted Consolidated EBITDA	**$ 28,035**	**$ 33,086**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
2Q 2016 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Second quarter ended June 30, 2016			
Segment operating (loss) profit	($51)	$2,180	($1,454)	$675
Depreciation and amortization	6,606	4,818	1,040	12,464
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(40)	-	-	(40)
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	-	4	-	4
Segment Adjusted EBITDA	**$6,416**	**$7,002**	**($414)**	**$13,004**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial income				773
Adjusted Consolidated EBITDA				**$13,777**

Appendix (cont'd)
2Q 2015 Operating Profit to Adjusted Consolidated EBITDA

	Second quarter ended June 30, 2015			
($000's)	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($558)	$6,734	($2,621)	$3,555
Depreciation and amortization	7,051	4,702	1,108	12,861
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(216)	-	-	(216)
Net gains (loss) on derivatives	-	-	-	-
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	(1)	14	28	41
Segment Adjusted EBITDA	**$6,177**	**$11,450**	**($1,485)**	**$16,142**
Items not included in Segment Adjusted EBITDA				
Financial income				2
Other financial expenses				1,703
Adjusted Consolidated EBITDA				**$17,847**

Appendix (cont'd)
1H 2016 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Six months ended June 30, 2016			
Segment operating (loss) profit	$375	$6,475	($2,200)	$4,650
Depreciation and amortization	13,233	9,537	1,971	24,741
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(13)	-	-	(13)
Net (loss) on derivatives	-	-	-	-
Yard Ebitda from Touax Sale	(199)	-	-	(199)
Other net	-	15	-	15
Segment Adjusted EBITDA	**$13,396**	**$16,027**	**($229)**	**$29,194**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial expenses				(1,159)
Adjusted Consolidated EBITDA				**$28,035**

Appendix (cont'd)
1H 2015 Operating Profit to Adjusted Consolidated EBITDA

	Six months ended June 30, 2015			
($000's)	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($3,808)	$14,794	($2,618)	$8,368
Depreciation and amortization	13,714	9,197	2,453	25,364
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(309)	-	-	(309)
Yard Ebitda from Touax Sale	(198)	-	-	(198)
Other net	(1)	15	41	55
Segment Adjusted EBITDA	**$9,398**	**$24,006**	**($124)**	**$33,280**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial expenses				(194)
Adjusted Consolidated EBITDA				**$33,086**